

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2012

Chanda Kochhar
Managing Director & Chief Executive Officer
ICICI Bank Limited
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400051, India

> **Re:** **ICICI Bank Limited**
> **Form 20-F for Fiscal Year Ended March 31, 2011**
> **Filed September 29, 2011**
> **File No. 001-15002**

Dear Ms. Kochhar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for Fiscal Year Ended March 31, 2011

Risk Factors, page 7

We have a high concentration of loans to certain customers and sectors…, page 18

1.   Please revise your disclosure in future filings to identify the non-bank borrower that accounted for approximately 11.9% of your capital funds.

Business, page 33

Funding, page 51

2.   We note your disclosure on page 52, as well as throughout your filing, that the average
        balances presented related to your foreign branches is presented on a fortnightly basis and
        that average balances related to subsidiaries is calculated on the average of quarterly
        balances outstanding. Please revise your disclosures to present this information on a
        daily basis. If providing daily averages is either unwarranted or would cause undue
        expense, please tell us why in your response. Additionally, as part of your response,
        please clarify the percentage of the disclosed balances that are not calculated on a daily
        average basis. Refer to Instruction 4 of the General Instructions to Industry Guide 3.

Risk Management, page 54

Quantitative and Qualitative Disclosures About Market Risk, page 62

3.   We note your tabular presentation of the asset-liability gap position as of March 31, 2011
        on page 63. Your disclosure in the table indicates that you have included fixed assets,
        and it appears that the majority of these do not mature or re-price as noted in the
        disclosure in footnote 1 to your table. We also note your disclosures on page F-16 that
        these assets consist of premises, other fixed assets including furniture and fixtures and
        assets given on lease. Please tell us how you concluded that fixed assets were market risk
        sensitive assets such that it was appropriate to include them in your market risk
        disclosures. Refer to Item 305(a)(1)(i)(A)(1) of Regulation S-K.

Equity Risk, page 65

4.   You disclose that you control equity risk in the trading portfolio through Value-at-Risk
        (VaR). Since this appears to be a material indicator of potential risk in your trading
        portfolio, please revise your disclosures in future filings to disclose the results of your
        VaR model. Refer to Item 305(a) of Regulation S-K.

Liquidity Risk, page 66

5.   We note your disclosure on page 68 that you have a board approved liquidity stress
        testing framework, under which you estimate your liquidity position under a range of
        scenarios. Please expand this disclosure in future filings to discuss the time horizon the
        stress scenarios measure. Additionally, expand this disclosure to discuss whether the
        results of these tests indicated that you had sufficient liquidity under each of the stress
        scenarios performed.

<u>Collateral – Completion, Perfection and Enforcement, page 76</u>

6.   You disclose that, in general, your loans are over collateralized. Please revise your
        disclosures in future filings to describe the factors considered in making that assessment.
        Discuss here, or under your collateral management disclosure on page 159, whether you
        update loan to value ratios on a regular basis and if so, please revise to disclose how often
        these ratios are updated.   If this process varies by loan type, please provide this
        disclosure separately by loan type.

<u>Classification of Loans, page 81</u>

<u>Non-Performing Assets, page 86</u>

7.   We note that changes in non-performing loans is due to several factors, including
        reclassification to performing, sales, payments and charge-offs, etc. For purposes of
        clarity so a reader may understand the amounts associated with each factor that
        contributes to the levels of non-performing loans, please revise future filings to include a
        tabular roll forward of these loans.

8.   Please revise your future filings to include disclosure of any potential problem loans.
        Refer to Item III.C.2 of Industry Guide 3.

<u>Provision for Loan Losses, page 89</u>

9.   Please revise your tabular disclosure in future filings to present the charge-offs and
        recoveries recorded for each individual loan category. Refer to Instruction (3) of Item
        IV.A of Industry Guide 3.

10.   On page 90, you disclose that you "experienced a sharp decline in net additions to gross
        retail non-performing loans in fiscal 2011 due to the measures initiated by the bank to
        curb delinquencies and improved collection practices from the second half of fiscal
        2009." Please revise your future filings to provide a general description of what these
        measures are and how you improved your collection practices.

<u>Selected Consolidated Financial and Operating Data, page 103</u>

<u>Operating Results Data, page 104</u>

11.   In your tabular disclosure of selected financial data disclosed on page 106, you present
        cost-to-income and cost-to-assets ratios. From your description of these measures in
        footnotes nine and ten to the table, it appears that these may be non-GAAP measures as
        defined by Item 10(e) of Regulation S-K. Please tell us how you concluded that these

disclosures were not required. Alternatively, please provide these disclosures in future filings.

Selected US GAAP Financial Data, page 107

12.   Please refer to our previous comment 12 in our letter dated July 8, 2011. We note your response and your revised disclosures in footnote 5 of your tabular presentation. In future filings, please revise your tabular presentation to disclose a measure more consistent with operating revenues, such as net interest income, or total revenues (net interest income plus total non-interest revenues) for each of the five years presented.   In this regard, it is not entirely clear from your disclosure what "operating profit before provisions" represents under US GAAP but it would appear to exclude operating expenses, except for the provision for loan losses, in the calculation of the metric. Please refer to Item 3.A.2 of the Instructions to Form 20-F.

Capital Commitments, page 151

13.   We note that you have not included some of your long-term obligations within the contractual obligations table. For example, it would appear that your insurance contract liabilities of Rs. 644 billion, term deposits and pension payments represent future cash obligations. We believe the inclusion of these liabilities in the contractual obligation table will provide investors with a clear snapshot of your anticipated liquidity requirements. As such, please revise your contractual obligation table in future filings to include these items, as well as any other long-term obligations that will require cash payment in the future.

Capital Resources, page 153

Liquidity Risk, page 156

14.   Please revise your future filings to disclose the impact of a credit downgrade on your ability to access funding. Discuss whether you would experience increased collateral requirements and if so, discuss the impact of those requirements on your ability to access funding.

15.   We note your disclosure that you maintain a portfolio of liquid assets and also monitor your net liquid assets as part of your liquidity management function. In future filings please expand this disclosure to show the calculation of liquid assets and net liquid assets, both at the balance sheet dates, and the average amounts outstanding during the periods. Additionally, please expand the discussion to provide the amount of unutilized repurchase/refinance lines which are fully available as of the balance sheet date, with a discussion of the situations where you may be unable to access the uncommitted facilities.

16.   We note your disclosure on page 158 that there are restrictions on the use of liquidity
        maintained by your UK and Canada subsidiaries to meet your overall liquidity needs. In
        future filings, please disclose whether you have complied with the minimum
        requirements throughout each of the years. Please also clarify whether there are
        minimum liquidity pool requirements or liquidity buffer requirements that must be
        maintained by any of your foreign subsidiaries, and if so, please disclose those minimum
        levels and the actual levels held by those entities.

Consolidated Financial Statements, page F-1

Schedules forming part of the Consolidated Accounts, page F-20

Schedule 18: Notes Forming Part of the Accounts, page F-36

9. Staff Retirement Benefits, page F-47

17.   Your assumption of the salary escalation rate decreased to 1.5% in 2011 from 7.0% in
        2010 under Indian GAAP, but for US GAAP purposes for similar plans the rate of
        compensation increases appears to remain at 7% per your disclosure on page F-119.
        Please revise your future filings, either here or in management's discussion and analysis,
        to discuss the factors driving the change in assumption and the impact that the change in
        assumption had on the related expense.

Schedules forming part of the Consolidated Financial Statements, page F-58

13. Derivatives, page F-71

18.   We note your disclosure on page F-73 that certain of your derivative instruments contain
        credit-risk-related contingent features that would require you to make payments to the
        counterparty in the case of various credit events like bankruptcy, insolvency, payment
        default and delinquency of the underlying asset. Please revise future filings to provide
        the disclosures outlined in ASC 815-10-50-4H(c)-(f).

16. Segmental Information, page F-77

19.   We note your presentation of segment information on pages F-77 to F-79 under Indian
        GAAP. We also note your discussion on page F-52 that all liabilities are transfer priced
        to a central treasury unit which pools all funds and lends to the business units at
        appropriate rates on the relevant maturity of the assets being funded after adjusting for
        regulatory reserve requirements. Therefore, please tell us, and expand your disclosure in
        future filings as appropriate, to discuss why segment liabilities for your retail banking
        segment are significantly greater than the segment assets for all periods presented. Please
        also explain why the segment liability balance for the retail banking segment increases

Chanda Kochhar
ICICI Bank Limited
March 22, 2012
Page 6

significantly between March 31, 2010 and March 31, 2011, while the segment asset balance actually decreases during this period.

20. Differences between Indian GAAP and US GAAP, page F-87

2. Stockholders' equity reconciliation, page F-88

20.   We note your disclosure of the Rs. 33,151.8 million reconciling difference between Indian GAAP and US GAAP related to business combinations. This difference represents a Rs. 31,011.5 million increase from the difference at March 31, 2010 and contrasts with a small difference due to business combinations noted in the net income reconciliation on page F-87. We note your disclosure on page F-92 that the difference may be due, at least in part, to the fact that the difference between the purchase consideration and the fair value of net assets acquired was added to reserves under Indian GAAP versus recognized as goodwill and other intangible assets under US GAAP. However, per your disclosure on page F-9, it appears that this amount may only be Rs. 2,098.0 million. Your disclosure on page F-92 also indicates that other differences drive the reconciling item under US GAAP, including merger expenses, employee retirement benefit expense and deferred taxes. Given the significance of the adjustment to the stockholders' equity reconciliation, in future filings please enhance your disclosure to separately quantify the drivers of the difference and expand your discussion of the cause of the differences in policy under US GAAP and Indian GAAP.

a) Allowance for Loan Losses, page F-89

21.   Your disclosure on page 159 indicates that you record adjustments, referred to as "haircuts" to account for possible future fluctuations in the value of collateral in line with the requirements specified by the Reserve Bank of India guidelines. Please tell us how you consider collateral values in your determination of your allowance for loan losses under US GAAP and clarify whether these haircuts are also included in your estimate of the severity of loss under US GAAP. If so, please tell us how you concluded that the inclusion of these haircuts did not create an additional US GAAP reconciling item.

22.   Please revise your future filings to provide a description of how management considers historical losses and existing economic conditions in estimating your allowance for loan losses for US GAAP purposes by portfolio segment. Refer to 310-10-50-11B(a)(1).

23.   Please revise your future filings to provide a description of the risk characteristics of each portfolio segment. Refer to ASU 310-10-50-11B(a)(2).

24.   Please revise future filings to provide a description of the policy for charging off uncollectible financing receivables under US GAAP. In this regard, we note your disclosure beginning on page F-32; however, it appears that there may be some difference between your charge-off policies under Indian GAAP, which are recorded pursuant to

RBI guidelines, and US GAAP, which are recorded when the loss is considered to be confirmed. Refer to ASU 310-10-50-11B(b).

25.   We note your disclosure on page F-92 that your provision on performing loans was higher under US GAAP in 2011 primarily because of loans acquired from erstwhile Bank of Rajasthan. Please tell us why these loans caused your provision to increase under US GAAP given that they were recorded at fair value. Please discuss the factors considered in determining these loans needed an additional provision subsequent to acquisition.

c) Consolidation, page F-93

26.   Please refer to our previous comment 21 in our letter dated July 8, 2011. We note the additional detail included in your 2011 Form 20-F; however, it still remains unclear how all of the consolidation reconciling items are determined and the related drivers of the differences. For example, please expand your disclosure to add footnotes note describing that the line item "net reconciliation difference for insurance subsidiaries" consists of the total differences between US GAAP and Indian GAAP noted separately below for your life insurance and general insurance subsidiaries, and then discuss how the ultimate adjustment in the line item titled "profit/(loss) from insurance subsidiaries attributable to the Group" is arrived at. Additionally, given the significant profit/loss difference attributable to differences in the consolidation of your variable interest entities, please describe in further detail the drivers of the profit/loss differences caused by the consolidation of these entities and explain any amounts that may be attributable to the minority interest holders in these structures.

27.   We note your disclosure on page 134 that transactions with the Reserve Bank of India under the Liquidity Adjustment Facility continue to be accounted for as sale and repurchase transactions. Please tell us whether you consider this accounting under Indian GAAP to be a reconciling item under US GAAP. If not, please tell us the factors considered when concluding that the accounting is the same under US GAAP. Please also disclose the average balances of these transactions in future filings.

d) Valuation of debt and equity securities, page F-98

28.   We note your disclosure regarding the various reconciling items relating to trading, available for sale and held to maturity investment classifications. Please revise your disclosure in future filings to provide the following disclosures:

   •   Clarify whether you classify any investment securities as trading for US GAAP purposes. If so, please revise your disclosures to provide the balance of each type of security accounted for as trading under US GAAP.

- Please revise to provide the balance of amortized cost, gross unrealized gain, gross unrealized loss and fair value for each type of available for sale security. Refer to ASC 320-10-50-2.

29.   You appear to have more than one factor driving the reconciling items related to the valuation of debt and equity securities. For example, there appear to be differences in accounting for unrealized gains and losses, differences in classification of securities and differences in accounting for the purchase and sale of securities. Please revise your disclosures in future filings to separately quantify each individual item that drives the total reconciling item reported in your schedule on page F-87.

i) Deferred taxes, page F-100

30.   Your disclosure on page F-26 indicates that under Indian GAAP, a deferred tax asset is recognized and reassessed at each reporting date based on management's judgment as to whether their realization is considered reasonably certain. This appears to differ from the US GAAP requirement that a valuation allowance be recognized when it is more likely than not that the deferred tax asset will not be realized. Please tell us whether you consider this difference to be a reconciling item, and if not, tell us why not.

21. Notes under US GAAP, page F-101

31.   Please revise future filings to disclose both the balance of your allowance for loan losses and your recorded investment in financing receivables by impairment method (e.g. collectively evaluated, individually evaluated, etc.) for each loan portfolio segment under US GAAP. Refer to ASC 310-10-50-11B(g) and (h).

32.   Please revise future filings to disclose your recorded investment in impaired loans under US GAAP, the amount of that recorded investment for which there is a related allowance for credit losses and the amount of that allowance as well as the amount of that recorded investment for which there is no related allowance for credit losses. Refer to ASC 310-10-50-15(a)(3) and (4).

33.   We note your discussion of credit quality indicators on page F-69, which includes three categories: Above BBB-, below BBB- and unrated. We also note your disclosure on page 57 that you have "twelve ratings ranging from AAA to B, an additional default rating of D and short-term ratings from S1 to S8." Given the broad range of loans included within each of your disclosed categories, please revise your future filings to disaggregate these indicators further. For example, as of March 31, 2011, you have classified 86% of your loans as investment grade. However, investors would likely consider loans classified as AAA or AA loans quite differently than loans classified as BBB. Therefore, please revise to disaggregate these indicators further and describe how each disclosed category relates to the likelihood of loss. Please refer to the guidance in ASC 310-10-50-29 and ASC 310-10-50-30.

General

34.   We note that your Memorandum of Association and Articles of Association allow your directors to refer any claim, demand, dispute or any other issue by or against you to arbitration. Please provide us with an analysis addressing:

- whether the provisions imply that shareholders have consented to arbitration with respect to shareholder disputes; and

- how these provisions, when applied to claims related to the federal securities laws, are consistent with Section 14 of the Securities Act.

Your analysis should include a discussion of procedural protections, substantive remedies and Commission oversight.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Lindsey at (202) 551-3303 or Stephanie Ciboroski, Senior Assistant Chief Accountant, at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director